UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10029909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL DESIGNS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. BASELINE ROAD #10
(No. and Street)

CLAREMONT CA 91711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD A. BILECKI 909 626-1642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL DeCAUWER LLP
(Name – *if individual, state last, first, middle name*)

8577 HAVEN AVE RANCHO CUCAMONGA CA 91730
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD A. BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald A. Bilecki
Signature

PRESIDENT
Title

Maria Morton
Notary Public

MARIA MORTON
Commission # 1874680
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Designs Corporation Inc.

FINANCIAL STATEMENTS

December 31, 2009

GYL Decauwer LLP CPAs & Business Consultants

Financial Designs Corporation Inc.
TABLE OF CONTENTS

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

JOHN LERIAS, CPA
STEPHEN C. WILLIAMS, CPA
W. BRENT HICKS, CPA
DENNIS E. DECAUWER, CPA
CO-FOUNDER, RETIRED

INDEPENDENT AUDITORS' REPORT

Financial Designs Corporation Inc.
Claremont, California

We have audited the accompanying statement of financial condition of Financial Designs Corporation Inc. as of December 31, 2009, and the related statements of operations, changes in retained earnings, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation Inc. at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2010

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Financial Designs Corporation Inc.
Claremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Designs Corporation Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2010

Financial Designs Corporation Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current Assets	
Cash	$ 169,534
Investments	66,216
Income tax receivable	1,331
Commissions receivable	30
Total Current Assets	237,111
Property and Equipment	
Office furniture and equipment	75,260
Less accumulated depreciation	66,269
Net Property and Equipment	8,991
Other Assets	
Loan to stockholder	15,000
Total Assets	$ 261,102

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable	$ 6,457
Accrued expenses	691
Salaries payable	36,700
Total Current Liabilities	43,848
Stockholders' Equity	
Common stock	3,000
Retained earnings (Exhibit IV)	214,254
Total Stockholders' Equity	217,254
Total Liabilities and Stockholders' Equity	$ 261,102

Exhibit II

Financial Designs Corporation Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

Revenue	
Commissions	$ 21,453
Management fees	1,325,036
Interest and dividends	1,200
Tax preparation income	25,415
Total Revenue	1,373,104
Operating Expenses	
Asset allocation fees	15,191
Bank service charges	6,225
Commissions paid	92,348
Computer consulting	694
Dues & subscriptions	(232)
Insurance	43,666
Lease - equipment	80,412
Legal & accounting	8,700
Marketing	24,657
Medical reimbursement	22,998
Office salaries	573,207
Office supplies	86,381
Officers' salaries	299,000
Payroll taxes	52,482
Regulatory fees	7,462
Retirement plan	32,553
Seminars	1,307
Tax processing	7,566
Utilities & telephone	15,697
Total Operating Expenses	1,370,314
Income (Loss) Before Other Income	2,790
Other Income (Expenses)	
Net gain (loss) on sale of securities	3
Income (Loss) Before Taxes	2,793
Income taxes	800
Net Income (Loss)	$ 1,993

Financial Designs Corporation Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash Flows from Operating Activities	
Net income (loss)	$ 1,993
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in investments	22,848
(Increase) decrease in commissions receivable	210
(Increase) decrease in prepaid income taxes	(1,331)
Increase (decrease) in accounts payable	1,671
Increase (decrease) in salaries payable	18,700
Increase (decrease) in accrued expenses	297
Net Cash Provided (Used) by Operating Activities	44,388
Cash Flows from Financing Activities	
Net advances to stockholder	(5,000)
Net Cash Provided (Used) by Financing Activities	(5,000)
Net Increase (Decrease) in Cash	39,388
Cash - Beginning	130,146
Cash - Ending	$ 169,534

Exhibit IV

STATEMENT OF CHANGES IN RETAINED EARNINGS

Balance - January 1, 2009	$	212,261
Net income (loss) for the year ended December 31, 2009 (Exhibit II)		1,993
Balance - December 31, 2009	$	214,254

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - January 1, 2009	$	NONE
Activity - January 1, 2009 to December 31, 2009		NONE
Balance - December 31, 2009	$	NONE

Financial Designs Corporation Inc.
December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I		$	217,254
Deduct:			
Non-allowable assets:			
Loan to stockholder			15,000
Fixed assets - net of depreciation			8,991
			23,991
Deduct:			
Haircuts on securities			
Trading and investment securities			
Money funds	$ 65,544 x 2% $ 1,311		1,311
Net Capital		$	191,952

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$	190,621
Audit Adjustments		1,331
Change in non-allowable assets resulting from adjustment		-
Net Capital	$	191,952

Financial Designs Corporation Inc.
December 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirements, 6-2/3% of Aggregate Indebtness	$	2,925
Minimum Dollar Net Capital Requirement	$	50,000
Applicable Amount, Larger of Above	$	50,000
Net Capital in Excess of Minimum Requirement	$	141,952
Excess Net Capital Over 10% of Aggregate Indebtedness	$	187,567
Excess Net Capital Over 15% of Aggregate Indebtedness	$	185,375

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$	43,848
Drafts for Immediate Credit		None
Total aggregate indebtedness	$	43,848
Percentage of Aggregate Indebtedness to Net Capital		22.84%

The accompanying notes are an integral part of these financial statements

Financial Designs Corporation Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1. Significant Accounting Policies

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Securities Dealers (NASD). They are located in Claremont, California and have been in operation since March 9, 1981.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over three to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investments - The Company's investments at balance sheet date were all money market funds.

Note 2. Net Capital Requirements

As a member of the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At December 31, 2009, that ratio for the Company was .23 to 1. Net capital as defined amounted to $ 191,952 which exceeds the minimum requirements of $ 50,000.

Note 3. Lease Obligations

The Company currently leases its business premises on a ten year lease for $ 4,584 per month of which the rent is being paid personally by the owner of the Company who is also obligated on the lease agreement. The lease currently expires on April 30, 2015. The Company has not recorded any rent expense in connection with this lease.

Minimum future rental payments in excess of one year as of December 31, 2009 are expected to be as follows:

Period ended December 31,	Amount
2009	$ 55,008
2010	55,008
2011	55,008
2012	55,008
Thereafter	183,360
	$ 403,392

Note 4. Income Taxes

The components of the income tax provision are as follows:

Current	$ 800

The Company files income tax returns in the U.S. federal jurisdiction and California state jurisdiction. The Company is no longer subject to U.S. and California income tax examinations by tax authorities for years before 2005. If applicable, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Note 5. Related Party Transactions

The Company leases furnishings and equipment on a month-to-month basis for $ 6,701 per month. This lease is payable to a stockholder.

The Company loaned money to a stockholder. The loan has an interest rate of 6% payable monthly. The note is due and payable on May 1, 2015 if not paid before.

Note 6. Common Stock

The Company has authorized 100,000 shares and 1,000 shares issued and outstanding.

Note 7. Pension Plan

The Company has a discretionary Simple IRA plan. All employees are eligible once they meet the requirements of compensation and service years.

Note 8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were available to be issued. No events occurred through this date requiring disclosure.